Mail Stop 4561
via fax (214) 939-5849

December 11, 2006

Mr. Peter B. Jacobson
Chief Executive Officer
Tribeworks, Inc.
2001 152nd Ave NE
Redmond, WA 98052

Re: Tribeworks, Inc.
        Form 10-KSB for Fiscal Year Ended December 31, 2005
        Filed April 17, 2006

Dear Mr. Jacobson:

        We have reviewed your response letter dated November 30, 2006 and the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our previous comments no. 1 and 2 where you indicate that the Company intends to amend their December 31, 2005 Form 10-KSB and that they will also file a Form 8-K disclosing this event. Please note that pursuant to General Instruction B to Form 8-K, a report shall be filed or furnished within four business days of the event. Accordingly, an Item 4.02 Form 8-K should have

been filed within four business days of either (a) the Board of Directors determination that the previously issued financial statements should no longer be relied upon because of an error in the financial statements or (b) the Company's independent auditors notifies them that the previously issued audit opinion should no longer be relied upon. Tell us when the Company intends to file the Item 4.02 Form 8-K as you have already indicated that you met the requirement of (a) and therefore, it appears that your Item 4.02 Form 8-K is delinquent.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned at 202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief